Exhibit 1
Scorpio Tankers Inc. 9, Boulevard Charles III Monaco 98000

November 30, 2011

Dear Sir/Madam:

Reference is made to the prospectus supplement, dated November 30, 2011, as may be further amended or supplemented (the “Prospectus Supplement”), and the related registration statement on Form F-3 (Registration No. 333-173929) (the “Registration Statement”) in connection with the public offering of common shares, par value $0.01 per share, of Scorpio Tankers Inc. (the “Company”). We hereby consent to all references to our name in the Prospectus Supplement and to the use of the statistical information supplied by us set forth in the Prospectus Supplement. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:
(1) we have accurately described the information and data of the oil tanker shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and
(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the oil tanker shipping industry.
We hereby consent to the filing of this letter as an exhibit to the current report of the Company on Form 6-K to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated by reference into the Registration Statement and the references to our firm in the section of the Prospectus Supplement entitled “Experts.”

Yours faithfully,

Nigel Gardiner Group Managing Director Drewry Shipping Consultants Ltd.
LONDON | DELHI | SINGAPORE
Drewry Shipping Consultants, 15-17 Christopher Street, London EC2A 2BS, United Kingdom
t: +44 (0) 20 7538 0191 f: +44 (0) 20 7987 9396 e: enquiries@drewry.co.uk
Registered in England No. 3289135 Registered VAT No. 830 3017 77
www.drewry.co.uk